Exhibit 14.2

CODE OF ETHICS
FOR CHIEF EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICERS
OF AEROFLEX INCORPORATED.
_________________

It is the policy of Aeroflex Incorporated. that the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller of  Aeroflex Incorporated (“Aeroflex”) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

    1.           Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interests and the interests of Aeroflex, including receiving improper personal benefits as a result of his or her position.

    2.           Disclose to Aeroflex’s Board of Directors any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

    3.           Perform responsibilities with a view to causing periodic reports and documents filed with or submitted to the SEC and all other public communications made by Aeroflex to contain information which is accurate, complete, fair, objective, relevant, timely and understandable.

    4.           Comply with laws, rules and regulations of federal, state, and local governments applicable to Aeroflex, and with the rules and regulations of private and public regulatory agencies having jurisdiction over Aeroflex.

    5.           Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised or subordinated.

    6.           Respect the confidentiality of information acquired in the course of performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose any such information; not use confidential information acquired in the course of performing his or her responsibilities for  personal advantage.

    7.           Share knowledge and maintain skills important and relevant to the needs of Aeroflex, its shareholders and other constituencies, and the general public.

    8.           Pro-actively promote ethical behavior among subordinates and peers in his or her work environment and community.

    9.           Use and control all corporate assets and resources employed by or entrusted to him or her in a responsible manner.

    10.         Not use corporate information, corporate assets, corporate opportunities or his or her position with Aeroflex for personal gain; not compete directly or indirectly with Aeroflex.

    11.         Comply in all respects with Aeroflex’s Employee Code of Business Conduct and Corporate  Ethics Policy.

    12.         Advance Aeroflex’s legitimate interests when the opportunity arises.

Each officer covered by this Code shall report, in person or in writing, any known or suspected violations of this Code to the Board of Directors.

Aeroflex will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Any officer who violates this Code will face appropriate, case-specific disciplinary action, which may include demotion or discharge.

Any request for a waiver of any provision of this Code must be in writing and addressed to the Board of Directors.

It is also the Policy of Aeroflex Incorporated. that each officer  covered by this Code shall acknowledge and certify to the foregoing annually and  file a copy of such certification with the Board of Directors.

OFFICER'S CERTIFICATION

    I have read and understand the foregoing Code of Ethics. I hereby certify that I am in compliance with the foregoing Code of Ethics, and I will comply with the Code in the future. I understand that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

Date: 4/28/09	/s/ John Adamovich, Jr.
John Adamovich, Jr.
Sr. Vice President and Chief Financial Officer